UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___*)

U.S. Energy Corporation

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

911805307

(CUSIP Number)

Duane H. King

9811 Katy Freeway, Suite 805

Houston, Texas 77024

(713) 827-9988

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911805307

1	Name of Reporting Persons Synergy Offshore, LLC 27-2652851
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 6,546,384 shares*
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 6,546,384 shares *

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,546,384 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 26.6%**
14	Type of Reporting Person OO

*       Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 19,905,736 shares of the Issuer’s Common Stock, or 81.0% of the Common Stock, as of the date of this Schedule 13D.

**        Based on information from the Issuer on or about January 11, 2022, reflecting a total of 24,582,037 shares of Common Stock outstanding as of that date.

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CUSIP No. 75282U 104

1	Name of Reporting Persons Duane H. King
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 6,546,384 shares*
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 6,546,384 shares *

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,546,384 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 26.6%**
14	Type of Reporting Person IN

*        Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 19,905,736 shares of the Issuer’s Common Stock, or 81.0% of the Common Stock, as of the date of this Schedule 13D.

**       Based on information provided by the Issuer on or about January 11, 2022, reflecting 24,582,037 shares of Common Stock of the Issuer outstanding as of such date.

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CUSIP No. 911805307

1	Name of Reporting Persons Lee Hightower
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 6,546,384 shares*
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 6,546,384 shares *

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,546,384 shares*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 26.6%**
14	Type of Reporting Person IN

*       Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 19,905,736 shares of the Issuer’s Common Stock, or 81.0% of the Common Stock, as of the date of this Schedule 13D.

**       Based on information provided by the Issuer on or about January 11, 2022, reflecting 24,582,037 shares of Common Stock of the Issuer outstanding as of such date.

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Item 1. Security and Issuer

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value of $0.01 per share (the “Common Stock”) of U.S. Energy Corporation, a Wyoming corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 625 Bering St., Suite 390, Houston, Texas 77057.

Item 2. Identity and Background

(a) This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 5, by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(1)	Synergy Offshore, LLC (“Synergy”), a Texas limited liability company
(2)	Duane H. King (“King”) is the Chief Executive Officer and one of two managers of Synergy.
(3)	Lee Hightower (“Hightower”) is the President and one of two managers of Synergy.

Synergy is the holder of record of 6,546,384 shares of Common Stock, or 26.6%, of the Issuer’s outstanding Common Stock. King and Hightower are all of the managers of Synergy, and as a result, have the right to vote and to distribute the shares of the Issuer held by Synergy. Additionally, King and Hightower are Officers, the two sole Managers and Members (each with 1/3 of the membership interests) of the limited liability company that owns 100% of the membership interests of Synergy. As a result, King and Hightower may be deemed to beneficially own the shares of Common Stock held by Synergy.

(b) The principal business address of each of Synergy, King and Hightower is 9811 Katy Freeway, Suite 805, Houston, Texas 77024.

(c) The principal occupation of King is to act as the Chief Executive Officer of Synergy. The principal occupation of Hightower is to act as the President of Synergy. King also serves on the Board of Directors of the Issuer.

The principal occupation of Synergy is to invest in energy assets, including holding Common Stock of the Issuer.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of King and Hightower is a citizen of the United States of America. Synergy is organized under the laws of the State of Delaware.

As discussed under Item 4 hereof, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and the following persons (the “Separately Filing Group Members”):

●	Lubbock Energy Partners LLC (“Lubbock”);
●	John A. Weinzierl (“Weinzierl”);
●	Wallis Marsh (“Marsh”);
●	Joshua L. Batchelor (“Batchelor”);
●	Benjamin A. Stamets (“Stamets”);
●	Sage Road Capital, LLC (“Sage Road”);
●	Banner Oil & Gas, LLC (“Banner”);
●	Woodford Petroleum, LLC (“Woodford”); and
●	Llano Energy LLC (“Llano”).

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Mr. Weinzierl is also the owner of 33 1/3% of the outstanding membership interests of the limited liability company that owns 100% of the Membership Interests of Synergy, but in his capacity as a member of the parent of Synergy, he does not have voting or dispositive control over the shares of the Issuer held by Synergy, and he is therefore not deemed to beneficially own such shares, and such shares have not been included in his beneficial ownership as disclosed throughout this Schedule 13D.

It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act addressing their respective statuses as members of a “group” with the Reporting Persons.

The Reporting Persons do not assume responsibility for the information contained in the Schedule 13Ds filed by the Separately Filing Group Members, except to the extent such information has been provided by the Reporting Persons. Based on information provided by the Separately Filing Group Members, the Reporting Persons believe that they and the Separately Filing Group Members together as a “group” may be deemed to collectively beneficially own in the aggregate 19,905,736 shares of the Issuer’s Common Stock, or 81.0% of the Common Stock, as of the date of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members.

Item 3. Source and Amount of Funds or Other Consideration.

Synergy acquired the Issuer’s securities as reported herein pursuant to a Securities Purchase Agreement (as amended from time to time, the “SPA”) dated October 4, 2021, between Synergy and the Issuer in which Synergy agreed to convey its current oil and gas producing properties to the Issuer in exchange for, among other consideration, the shares of Common Stock reported herein. Simultaneously, Lubbock Oil & Gas, L.L.C., a Texas limited liability company (“Lubbock”) and Banner Oil & Gas, L.L,C., Woodford Petroleum, L.L.C. and Llano Energy, L.L.C., each Delaware limited liability companies (collectively, the “Sage Road Entities”) entered into similar Securities Purchase Agreements, in which each other entity/group also exchanged oil and gas properties for shares of Common Stock of the Issuer. A closing condition in all three securities purchase agreements was that the other two securities purchase agreements were to be consummated at the same time. All of these securities purchase agreements were entered into as of October 4, 2021, and were disclosed by the Issuer in its Current Reports on Forms 8-K filed with the Securities and Exchange Commission (the “SEC” or the “Commission” on October 6, 2022 and October 27, 2021, respectively.

As for the Synergy PSA, the purchase price for all of the acquired assets was $125,000 in cash and 6,546,384 shares of Common Stock. As for Lubbock, the purchase for all of its acquired assets was $125,000 in cash and 6,568,828 shares of Common Stock. As for the Sage Road Entities, $1,000,000 in cash, the repayment of $3.5 million in liabilities, and 6,790,524 shares of Common Stock, as well as the novation of certain hedges which had a mark to market loss of approximately $3.1 million as of the closing date, and among the Sage Road Entities, the Issuer issued 5,668,121 shares of Common Stock to Banner, 434,130 shares of Common Stock to Woodford and 688,273 shares of Common Stock to Llano. The aggregate purchase price under all the securities purchase agreements was $1.25 million in cash, 19,905,736 shares of Common Stock (the “PSA Shares”), and the repayment of $3.5 million in debt, as well as the novation of the hedges discussed above. Each of the initial base purchase prices remains subject to customary working capital and other adjustments following the closing under the terms of each securities purchase agreement.

The description of the securities purchase agreements between the Issuer and Synergy, Lubbock and the Sage Road Entities set forth above is not complete and is qualified in its entirety by the full text thereof incorporated by reference herein.

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Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities pursuant to the SPA with the Issuer as of January 5, 2022, and intend to hold the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase or acquire additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

As a condition to the consummation of the SPA, Synergy entered into a Nominating and Voting Agreement with the Issuer, Lubbock and the Sage Road Entities. On January 4, 2022, based on the terms of the Nominating and Voting Agreement, and effective as of the Closing on January 5, 2022, the Board of Directors (the “Board”) of the Issuer (i) increased the size of the Issuer’s Board of Directors from five members to seven members (with one of the then members of the Board resigning from the Board effective immediately prior to Closing), and appointed (a) Mr. John A. Weinzierl, the Chief Executive Officer of Lubbock, who was designated by Lubbock, as a director and Chairman of the Issuer; (b) Mr. Joshua Batchelor, the co-Managing Partner of Sage Road, the indirect owner of each of the Sage Road entities, who was designated by Sage Road Entities, as a director of the Issuer; and (c) Mr. Duane H. King, the Chief Executive Officer of Synergy, who was designated by Synergy, as a director of the Issuer. Such actions were required pursuant to the Purchase Agreements, and the Nominating and Voting Agreement, discussed below.

The Nominating and Voting Agreement provides that each of Synergy, Lubbock and the Sage Road Entities (each a “Nominating Party”) will have the right to designate for nomination to the Board of Directors of the Issuer (the “Board”) two nominees (for so long as such Nominating Party holds at least 15% of the Issuer’s outstanding Common Stock) and one nominee (for so long as such Nominating Party holds at least 5% of the Issuer’s Common Stock), for appointment at any stockholder meeting or via any consent to action without meeting of the stockholders of the Issuer. The Nominating and Voting Agreement also requires the Board to include such nominees in the slate of directors up for appointment at each meeting of stockholders where directors will be appointed, and take other actions to ensure that such persons are elected to the Board by the stockholders of the Issuer.

Notwithstanding the above, no person is required to be included as a nominee for election or appointment to the Board in the event such person is a Disqualified Person. A “Disqualified Person” is a person for whom the Board reasonably determines that the nomination, election or appointment of, or retention of such person on the Board, as applicable, would (a) violate the listing rules of Nasdaq or the rules and regulations of the Securities and Exchange Commission (SEC), (b) due to such person’s past, affiliations or otherwise, negatively affect the reputation of the Issuer, negatively affect the Issuer’s ability to complete future transactions, or disqualify the Issuer from undertaking any offering under applicable securities laws, or (c) violate the fiduciary duties that the Board owes to the Issuer or its stockholders; provided, however, that if the Board reasonably determines that any person is unfit for service on the Board for the reasons set forth above, then the applicable Nominating Party is entitled to designate an alternative or replacement person.

Further notwithstanding the above, the non-Nominating Party directors and Nominating Party directors are required to be apportioned between ‘independent’ and non-’independent’ directors as required by the rules of Nasdaq such that the Issuer continues in compliance with applicable Nasdaq rules.

Each Seller Nominated Person is entitled to the same expense reimbursement and advancement, exculpation, indemnification and insurance in connection with his or her role as a director as the other members of the Board, as well as reimbursement for documented, reasonable out-of-pocket expenses incurred in attending meetings of the Board or any committee of the Board of which such Seller Nominated Person is a member, if any, in each case to the same extent as the other members of the Board. The Issuer also agreed to continue to maintain directors’ and officers’ liability insurance coverage with respect to each Seller Nominated Person’s service on the Board for a period of at least six years after each such Seller Nominated Person’s service on the Board has concluded.

At all times when Lubbock holds at least 5% of the Issuer’s outstanding Common Stock and its appointee is John A. Weinzierl, each Seller is required to instruct its appointee on the Board to vote in favor of appointing Mr. Weinzierl as Chairman of the Board.

During the term of the Nominating and Voting Agreement, each Nominating Party agreed to vote all securities of the Issuer which they hold in any manner as may be necessary to nominate and elect (and, if applicable, maintain in office) as a member of the Issuer’s Board, each Seller Nominated Party and further to not remove any Seller Nominated Party, subject to certain exceptions.

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The agreement continues in effect until the earlier of (a) the date mutually agreed by all the parties (the Issuer and each of the Nominating Parties); and (b) the date that no Nominating Party owns at least 5% of the outstanding shares of Common Stock of the Issuer; subject to certain rights and obligations which survive termination. Once a Nominating Party’s ownership drops below 5% of the Issuer’s outstanding Common Stock, it no longer has any right to nominate any person under the Nominating and Voting Agreement, even if such Nominating Party’s ownership increases above 5% of the Issuer’s Common Stock in the future.

The description of the Nominating and Voting Agreement above is not complete and is qualified in its entirety by the full text thereof incorporated by reference herein.

Due to the terms of the Nominating and Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act.

The Reporting Persons acquired, and presently hold, the Securities reported herein for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation of Synergy by Mr. King on the Board of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as disclosed in this Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

Item 5. Interest in Securities of the Issuer.

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

As of the close of business on January 11, 2022, the Reporting Persons beneficially owned in aggregate 6,546,384 shares of Common Stock representing 26.6% shares of Common Stock.

Item 2 of this Schedule 13D, which identifies the Reporting Persons and the Separately Filing Group Members and discloses the voting provisions of the Nominating and Voting Agreement, is incorporated herein by this reference thereto.

Due to the terms of the Nominating and Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act. The security interests reported in this Schedule 13D do not include security interests owned by the Separately Filing Group Members. The Separately Filing Group Members will file separate Schedule 13Ds reporting beneficial ownership of an aggregate of 13,359,352 shares of Common Stock. The Reporting Persons assume no responsibility for the information contained in such Schedule 13Ds or any amendment thereto. The Separately Filing Group Members and the Reporting Persons may be deemed to beneficially own in the aggregate 19,905,736 shares of Common Stock, which represents approximately 81.0% of the outstanding shares of Common Stock.

The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 24,582,037 shares of Common Stock outstanding as of January 11, 2022, based on information furnished by the Issuer.

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(c) Except for their acquisitions of shares of Common Stock pursuant to the SPA and the other purchase agreements on the terms and conditions disclosed in Item 3 of this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, the Separately Filing Group Members have effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.

(e) N/A.

Item 6. Contracts

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D, including, but not limited to the information regarding the purchase agreements and Nominating and Voting Agreement, is hereby incorporated herein by this reference thereto.

Registration Rights Agreement

Immediately prior to the Closing, on January 5, 2022, each Seller and the Issuer entered into a Registration Rights Agreement (the “RRA”). Pursuant to the RRA, the Issuer agreed:

● To use its commercially reasonable efforts to prepare and file an initial shelf registration statement under the Securities Act of 1933, as amended (the “Securities Act”) covering the resale of all of the shares of Common Stock issuable to the Sellers, on or before the 30th day after the date the RRA was entered into and use commercially reasonable efforts to cause such initial shelf registration statement to become effective no later than 60 days following the filing date (or, in the event of a “full review” by the Commission, the 90th day following the filing date; and

● To provide the Sellers certain piggy-back registration and participation rights associated with future registration statements and/or future registered offerings the Issuer may undertake in the future, subject to certain exclusions and exceptions.

The Issuer agreed to bear the full costs of such registration statements and to keep them effective indefinitely, as long as any Seller holds any shares of Common Stock included thereunder.

The RRA contains customary indemnification obligations of the parties and requires the Issuer to take commercially reasonable efforts for so long as the RRA remains in place, to allow for Rule 144 to be available for the sale of the Sellers’ shares of Common Stock issuable in connection with the Closing.

The RRA is to remain in place until such time as each Seller no longer holds any shares of Common Stock issuable in connection with the Closing.

The RRA requires the Sellers to comply with the prospectus delivery requirements of the Securities Act in connection with the sale of any registered shares, and also to refrain from selling any shares at any time the Issuer advises such Sellers that such registration statement can no longer be used for the sale of such shares.

The description of the RRA above is not complete and is qualified in its entirety by the full text thereof incorporated by reference herein.

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Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Purchase and Sale Agreement between among Synergy Offshore, LLC, as seller, and U.S. Energy Corp., as purchaser, dated as of October 4, 2021 (Filed as Exhibit 2.3 to the Current Report on Form 8-K (File No. 000-06814) filed by the Issuer with the Securities and Exchange Commission on October 6, 2021, and incorporated by reference herein)
2.	First Amendment to Purchase and Sale Agreements between Lubbock Energy Partners, LLC; Banner Oil & Gas, LLC, Woodford Petroleum, LLC and Llano Energy LLC; Synergy Offshore, LLC, and U.S. Energy Corp., dated as of October 25, 2021(Filed as Exhibit 2.4 to the Current Report on Form 8-K (File No. 000-06814) filed by the Issuer with the Securities and Exchange Commission on October 27, 2021, and incorporated by reference herein)
3.	Registration Rights Agreement dated January 5, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC and Synergy Offshore LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 000-06814), filed with the SEC on January 10, 2022).
4.	Nominating and Voting Agreement dated January 5, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC and Synergy Offshore LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 000-06814), filed with the SEC on January 10, 2022).
5.	Joint Filing Agreement of the Reporting Persons dated January 11, 2022

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2022

Synergy Offshore, LLC

By:	/s/ Duane H. King
Name:	Duane H. King
Title:	Chief Executive Officer

Duane H. King

/s/ Duane H. King

Lee Hightower

/s/ Lee Hightower